Jeffrey Turner, Esq.

JDT Legal, PLLC

897 Baxter Drive

So. Jordan, UT, 84095

(801) 810-4465

jeff@jdt-legal.com

July 2, 2021

Attorney Asia Timmons-Pierce

Office of Manufacturing

U.S. Securities Exchange Commission

Washington, D.C.20549

Re:	Pacific Ventures Group Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed March 3, 2021
File No. 333-253846

Dear Ms. Timmons-Pierce:

On behalf of Pacific Ventures Group Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 16, 2021, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Exhibits

1.	Please file the Securities Purchase Agreement and the Convertible Promissory Note related to the Tysadco Financing as exhibits to your registration statement.

Documents related to financing provided Tyscado Partners LLC and LGH Investments LLC have been attached as exhibits in the most recent amendments. Please see Exhibits 10.14 through 10.19.

2.	Please have counsel revise the opinion to include the number of shares offered in your primary offering. Please also have counsel opine on the resale shares being offered by your Selling Security Holder.

Counsel has revised the opinion to include the number of shares being offered. The Company has decided to not register shares to be offered by selling security holders. The Registration Statement has been updated in its entirety to reflect the change.

General

3.	In your next amendment please include the number of shares being offered and the fixed price for the shares. Please also include the fixed price for the shares being offered by your Selling Security Holder.

The Company seeks to registers 28,571,428 shares at an offering price of $0.35 per share. The Registration Statement has been updated accordingly. As previously mentioned, there will no longer be any selling security holders.

Conclusion

The Company is aware of and agrees that Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please let me know if you need anything further.

Sincerely,

JDT Legal, PLLC

/s/ Jeffrey Turner
Jeffrey Turner
jeff@jdt-legal.com